Exhibit 23.2

Consent of KPMG LLP,

Independent Registered Public Accounting Firm

The Board of Directors

Duratek, Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-3 (File No. 333-113701) and Form S-8 (File Nos. 33-60075, 333-40612, and 333-74848) of Duratek, Inc. of our report dated March 8, 2005, with respect to the consolidated balance sheet of Duratek Inc., as of December 31, 2004 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2004, and the related financial statement schedule, which report appears in the December 31, 2005 annual report on Form 10-K of Duratek, Inc.

Our report refers to the Company’s adoption of Statement of Financial Accounting Standards No.143, Accounting for Asset Retirement Obligations, as of January 1, 2003.

/s/ KPMG LLP
Baltimore, Maryland
February 27, 2006